Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

New Charter: Facts Over Fiction
Fact: New Charter is a different kind of cable company with a business strategy unique to its rivals.
(Fiction: New Charter would not differentiate its business against MVPD rivals.)

•	Charter does not use data caps or bill customers based on how much data they use.

•	Charter does not impose early termination fees if you want to leave our service.

•	Charter does not impose modem fees.

•	Charter has among the best reputations in the industry on interconnection and has committed not to charge any interconnection fees for the next three years.

•	Charter does not have significant programming interests to protect and thus has no incentive to harm online video distributors (OVDs) like Netflix.

•	Charter does not require our cable customers to rent a set-top box; customers can view our cable service on their mobile device or a Roku.

•	Charter offers fast minimum broadband speeds of 60 Mbps with streamlined billing (and, again, no modem fees).

•	Charter views OVDs as complementary and has developed a cloud-based guide that can incorporate online video.

•	Charter developed a non-proprietary downloadable security system that enables us to work with any set-top box manufacturer.

FACT: New Charter’s business model creates incentives to promote competition in the broadband market.
(Fiction: New Charter will diminish competition in the broadband market.)

•
New Charter will be a strong competitor in the broadband market with national reach, providing more choices for consumers in addition to broadband providers like AT&T, Verizon, Google, Comcast and hundreds of local and regional competitors.

•
New Charter will expand the reach of its broadband networks into residential and commercial areas within our footprint beyond where we currently operate. These new facilities will help provide high-speed service to rural and other underserved areas. Specifically, we will build-out one million line extensions to currently unserved homes and invest at least $2.5 billion to build-out into commercial areas.

•
New Charter will be able to offer its disruptive pricing and highly competitive terms to small businesses spanning a wide range of industries, sizes and locations including those located in small to medium-size cities throughout the country that are currently unserved and where cable has not provided significant competition to date.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

•	New Charter’s scale and footprint make offering a mobile product a good investment we intend to pursue.

FACT: New Charter will be significantly smaller than Comcast is today and serve less than 21% of the wireline broadband market and just 17% of the video market.
(Fiction: New Charter will be “Mega Cable” dominating the broadband market.)

•	The broadband market is dynamic with multiple providers competing to provide faster and better broadband.

•	New Charter will serve less than 21% of the wireline broadband market.

•
New Charter would serve only 23% of subscribers receiving 25 Mbps and above which is smaller than the percentage Comcast serves today and less than half of those customers that Comcast-TWC would have served.

•	US Telecom has asserted that “almost every home in the US has a choice of broadband providers” and “88% of U.S. households have a choice of two or more wired broadband providers.”

•	AT&T, CenturyLink and Google are strong competitors with significant resources and all have plans to grow significantly within New Charter’s footprint.

•	With only 17% of the video market, New Charter will be the number three video provider after AT&T and Comcast.

FACT: Charter developed - and New Charter will use - industry-leading solutions to promote the future of online video.
(Fiction: New Charter will not live up to its Netflix-approved commitments regarding online video distribution.)

•	Netflix CEO Reed Hastings praised the deal, calling it “a tremendous positive” for online video distributors.

•	Charter offers the fastest minimum broadband speed in the industry at 60 Mbps, with no data caps, no usage-based billing, no modem fees and no early termination fees.

•	Charter developed a state-of-the-art, cloud-based programming guide that enables OVD content to be accessed along with cable networks for a seamless viewing experience.

•	New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

•	Charter will continue to invest in interconnection capacity to avoid network congestion and offers an industry leading settlement free peering policy.

FACT: Charter is committed to offering - and New Charter will offer even more - diverse and independent programming.
(Fiction: New Charter will discontinue its current policies which allow independent programmers to flourish.)

•	Charter carries more than 100 minority-focused networks including BET, Bounce TV, TV One, El Ray and Fuse (formerly Nuvo).

•	Charter offers consumers more Spanish-language programming than any other major provider with approximately 70 channels in our “Latino View” package.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

•	Independent programmers that support New Charter include: TV One, Baby First, RFD-TV, One World Sports, Fuse Media, Ovation, Inspire, AXS TV, The Blaze, Condista, Bounce TV, Crown Media, and Reelz.

•
Mark Cuban, Chairman and founder of AXS TV stated, “Charter has always been a customer-focused company, with a past of bringing the latest innovations and technology to its subscribers. Charter also has a history of working well and being proactive with minority and independent networks.”

FACT: New Charter’s debt levels will not be unusual and will be lower than some of its peers.
(Fiction: New Charter’s financial structure will adversely affect how it operates as a business.)

•
Charter has clearly demonstrated that the best way to grow our company - and to properly service our debt - is to offer superior products at highly competitive prices in order to grow customer relationships and in turn, operating cash flow.

•
Over the last several years, Charter has reduced the effective prices of certain core products by eliminating additional charges such as cable modem rental fees and universal service fees, all while reducing the size of its debt load relative to its operating cash flow.

•	By deploying the same strategy that we have at Charter, we are confident New Charter will have similar success.

FACT: Charter has significantly increased its customer care capacity by bringing overseas call centers back home and insourcing field technician operations.
(Fiction: New Charter will diminish its customer service operations.)

•	Since 2012, Charter has added over 7,000 jobs, the majority in customer care.

•	Charter’s insourced workforce is better trained, properly incentivized and better equipped to deliver high-quality service for our customers.

•
New Charter will create as many as 20,000 new American jobs by returning Time Warner Cable call center jobs to the U.S. and hiring and training thousands of new employees for its customer care operations.

Important Information For Investors And Shareholders

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com